Exhibit 1

Notice to U.S. Shareholders

This allotment of Subscription Rights is made for the securities of a foreign company. The allotment is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Disclaimer

The following documents are English translation of the original Japanese documents, prepared solely for the convenience of and reference by overseas investors. If there exist any discrepancies between the original Japanese language and English translation, the Japanese language will always prevail. Takara Leben CO., LTD. shall not be liable for this translation or any loss or damage arising from this translation.

Cover

Document submitted:	Securities Registration Statement

Submitted to:	Director-General of the Kanto Local Finance Bureau

Date of submission:	March 5, 2010

Company Name (Japanese):	Kabushikigaiha Takara Re-ben

English name:	Takara Leben CO., LTD.

Name and Title of the Representative:	Yoshio Murayama, President and Representative Director

Place of Head Office:	2-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo

Telephone Number:	03-5324-8720

Contact:	Tomoya Kitagawa, Office Manager, Marketing Planning Office

Place of Contact:	2-6-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

Telephone Number:	03-5324-8720

Contact:	Tomoya Kitagawa Office Manager, Marketing Planning Office

Type of securities to be offered:	New share subscription rights

Total amount of the offering:	Allotment price: ¥0 Note: As the subscription rights will be allotted without contribution pursuant to Article 277 of the Companies Act, issue price of a share subscription right is ¥0.

The total issue price of subscription rights plus the amount upon exercise of such share subscription rights: 4,967,295,300 yen

Note:      The total of the issue price of subscription rights plus the amount upon exercise of such subscription rights represents an estimated amount based on the total number of issued shares of the Company (excluding the treasury shares held by the Company) as of March 5, 2010. If there are subscription rights not exercised during the exercise period, the total issue price of the subscription rights plus the amount upon exercise will be decreased.

Stabilization operation:	Not applicable.

Place of General Inspection of Reference Documents:	Kabushiki Kaisha Takara Leben, North Kanto Branch (2-272 Sakuragicho, Omiya-ku, Saitama-shi, Saitama) Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

PART I. Securities Information

ITEM 1.	Terms and Conditions of the Offering

1. Subscription Rights to be issued

(1) Terms and Conditions of the Offering

Number to be issued (Total number of subscription rights)	16,557,651 (See Note 6)

Total amount of issue price	0 yen

Issue price	0 yen

Fee	Not applicable

Unit	Not applicable

Offer period	Not applicable

Deposit	Not applicable

Agent	Not applicable

Payment date	Not applicable

Allotment date	Not applicable

Place of payment	Not applicable

Notes:	1.	Date of resolution by the Board of Directors

		The allotment of the subscription rights was resolved at the Board of Directors meeting of the Company on March 5, 2010.

	2.	Method of offering

		The subscription rights (the “Subscription Rights”) shall be issued by the method of allotment without contribution pursuant to Article 277 of the Companies Act, whereby one Subscription Right is being allotted per one common share of the Company (other than the Company’s treasury shares) held by the respective shareholder that are registered or recorded in the Company’s shareholder registry as of the record date (as defined in Note 3 below) (hereinafter, “Allotment of Subscription Rights without Contribution”).

	3.	Record date

		March 31, 2010

4.	Allotment ratio

One Subscription Right shall be allotted to one share held by each shareholder.

5.	Effective date of Allotment of Subscription Rights without Contribution (Date on which the Allotment of Subscription Rights without Contribution as provided for in Article 278 Section 1 (3) of the Companies Act becomes effective. The same shall apply hereinafter.):

April 1, 2010

6.	Total number to be issued (total number of the Subscription Rights)

Total number to be issued (total number of the subscription rights) shall be the number of issued shares deducting the number of the Company’s treasury shares as of the record date. The above number is an estimate in accordance with the total number of issued shares of the Company (excluding the number of Company’s treasury shares) as of March 5, 2010.

7.	Name and address of transfer agent

Japan Securities Depository Center, Inc. 2-1-1 Nihonbashi Kayabacho, Chuo-ku, Tokyo

8.	Fees, unit, issue period, deposits, agent, payment date allotment date and payment

As the Subscription Rights will be issued pursuant to the method of “Allotment of Subscription Rights without Contribution” as provided for in Article 277 of the Companies Act, the Subscription Rights will be granted on the effective date prescribed by the Company without any procedures or payments. Therefore, there are no matters applicable under the above referenced items relating procedures or payments.

9.	Exercise or resale of the Subscription Rights by shareholders residing outside Japan

The allotment of the Subscription Rights has not been and will not be registered or filed in the jurisdictions other than Japan. Therefore, shareholders residing outside Japan (except for the institutional investors residing outside Japan who are not subject to such restrictions under the applicable foreign laws) are advised to note that the exercise or transfer of the Subscription Rights may be restricted under the applicable securities laws and other laws.

In particular, this allotment of the Subscription Rights is exempted from registration pursuant to Rule 801 of the U.S. Securities Act of 1933, as amended (the “Act”). Accordingly, Rule 801 prohibits U.S. residents from transferring the Subscription Rights other than through transactions conducted pursuant to Regulation S under the Act.

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(2) Details of the Subscription Rights

Type of shares underlying the Subscription Rights	Common shares of the Company Standard shares of the Company with no restrictions on the rights thereof. Number of shares in one share unit is 100.

Number of the underlying shares of the Subscription Rights

16,557,651

Total number of the shares to be issued upon exercise of the Subscription Rights is an estimate based on the number of issued shares of the Company as of March 5, 2010 (excluding the number of the Company’s treasury shares). (Number of the underlying shares per one Subscription Right shall be one.)

Amount to be paid upon exercise of the Subscription Rights	The amount to be paid upon exercise of one Subscription Right shall be 300 yen.

Total issue price of the shares to be issued upon exercise of the Subscription Rights

4,967,295,300 yen

Total issue price of the shares to be issued upon exercise of the Subscription Rights as stated above is an estimate based on the total number of issued shares of the Company as of March 5, 2010 (excluding the number of the Company’s treasury shares).

Issue price and amount of capital to be increased upon exercise of the Subscription Rights

1.      Issue price of a share to be issued upon exercise of the Subscription Rights:

Issue price of a common share of the Company to be issued upon exercise of the Subscription Rights shall be 300 yen.

2.      Amount of capital and capital reserves that will be increased upon exercise of the Subscription Rights:

The amount of capital that will be increased upon exercise of the Subscription Rights shall be equivalent to one half of the maximum amount of capital increase calculated in accordance with Article 17 Section 1 of the Corporate Calculation Rules, and any fraction of less than one yen as a result of such calculation shall be rounded up to the nearest one yen. The amount of capital reserve to be increased shall be the maximum amount of capital increase minus the amount of increased capital.

Exercise period of Subscription Rights	From May 6, 2010 to May 31, 2010

Place, agent and payment procedures for exercise of the Share Subscription Rights

1.      Exercise agent

Administrator of Shareholder Registry:

The Chuo Mitsui Trust and Banking Company, Limited,

Head Office

2.      Notification agent

Not applicable.

3.      Payment handling bank

Sumitomo Mitsui Banking Corporation, Chiyoda Banking Center

4.      Methods of exercise and payment for the Subscription Rights

A holder of the Subscription Rights (the “Holder”) who intends to exercise the Subscription Rights may notify such intent and make payments to the “Agent” (a transfer agent or an account management agent with which the Holder may open an account for transfer of the Subscription Rights..)

Those who notify their intent to exercise the Subscription Rights to the Agent may not withdraw the notification thereafter.

Conditions for the exercise of the Subscription Rights	No partial exercise of each Subscription Rights shall be permissible.

Grounds and conditions for acquisition of Company’s own Subscription Rights	There is no acquisition clause in the terms of the Subscription Rights, provided, however, that the Company may acquire the Subscription Rights at its discretion.

Transfer of the Subscription Rights	The Company’s approval shall not be required for transfer of the Subscription Rights. (This is not deemed as one of the events stipulated in Article 236 Section 1 (6) of the Companies Act.)

Substitute payment	Not applicable

Subscription Rights allotment pertaining to reorganization	Not applicable

Notes:	1.	Application of the laws relating Book-Entry Transfer of Company Bonds and Shares.

Each and all of the Subscription Rights are subject to the Article 163 of the Act on Transfer of Company Bonds and Shares, in accordance with the provisions of the Act on Book-Entry Transfer of Company Bonds, etc. (Law No. 75, 2001, including the amendments thereto. Hereinafter, the “Act on Transfer of Company Bonds”), and the certificates for the Share Subscription Rights will not be issued, except for such cases provided by Article 164 Section 2 of the Act on Transfer of Company Bonds. Handling of the Share Subscription Rights must follow the operation rules concerning transfer of shares of the transfer agents and other rules.

	2.	Effective date of request for exercise of the Subscription

The request for exercise of the Share Subscription Rights shall become effective on the day on which the notification requesting for the exercise has reached the Exercise Agent.

	3.	Method of delivery of shares

The Company shall, after the exercise has become effective, deliver shares to the holder of the Subscription Rights by registering an increase in transfer account registry at the transfer agent or account management agent designated by such holder of the Subscription Rights.

	4.	The Subscription Rights will be listed on Tokyo Stock Exchange, Inc. after the submission of this Registration Statement. The listing is scheduled on the Effective Date (April 1, 2010) of the Allotment of Subscription Rights without Contribution, subjecting to further change. The Subscription Rights may be traded at Tokyo Stock Exchange, Inc. from the date of listing to the date of delisting. The date of delisting shall be three business days prior to the last day of the exercise period of the Subscription Rights. Such transactions may also be permitted outside Tokyo Stock Exchange, Inc. pursuant to the laws and other regulations. Such transactions of the Subscription Rights are conducted by transferring between transfer accounts at transfer agent or account management agent in accordance with the Act on Transfer of Company Bonds.

	5.	Tax

With respect to the tax treatment of the Subscription Rights, the company understands as follows. However, with respect to the tax treatment and the treatment of the securities account, each shareholder and those who hold the Subscription Right, shall, at their own risk, confirm with their certified tax accountant and the like and the securities company.

We understand that the Subscription Rights shall be registered under the general account of the transfer account registry, no matter the Company’s common shares held by the shareholder are recorded in the specified account or general account of the transfer account registry.

We understand that the Company’s common shares delivered upon exercise of the Subscription Rights recorded in the specified account of the transfer account registry shall be recorded in the specified account of the transfer account registry , while the Company’s common shares delivered upon exercise of the Subscription Rights recorded in the general account of the transfer account registry shall be recorded in the general account of the transfer account registry.

(3) Underwriting for Subscription Rights

Not applicable.

Subscription Rights that were not exercised during the exercise period (hereinafter, “Unexercised Subscription Rights”) shall be extinguished at the expiration of the exercise period, and shall not be acquired or exercised in whole by the issuer or a financial instruments firm.

2. Use of the proceeds

(1) Amount of the proceeds from the new issuance

Total amount of payment (yen)	Estimated expenses of issuance (yen)	Estimated net proceeds (yen)
4,967,295,300	270,000,000	4,697,295,300

Notes:	1.	The “total amount of payment” above represents a total sum (4,967,295,300 yen) of the amounts to be paid upon exercise of the Subscription Rights, and it is an estimate based on the total number of issued shares of the Company as of March 5, 2010 (excluding the number of the Company’s treasury shares).
	2.	Consumption taxes are not included in the estimated expenses of issuance.
	3.	In the case where the Subscription Rights are not exercised during the exercise period, above total amount of payment, estimated expenses of issuance and estimated net proceeds will be decreased.

(2) Use of the proceeds

All of the above estimated net proceeds of 4,697,295,300 yen will be used to acquire used real properties and condominiums under construction for the business of sale of newly built condominiums, renewal business (resale of used real properties), resale business (resale of newly acquired real properties) for the fiscal year ended March 31, 2011.

If the procured fund does not reach the above amount, the above plan will be conducted by using cash reserves, borrowings from financial institutions or funds obtained via other financing method. However, adopting such alternative financing methods may expect a deterioration of the indicator of the Company’s financial stability due to the increase of the cost of financing and the increase of debts with interest.

ITEM 2	Terms and Conditions of the Offering

Not applicable.

ITEM 3	Special Remarks for Third-Party Allotment

Not applicable.

ITEM 4	Others

Matters to be specifically included in the Registration Statement for the Subscription Rights are as follows:

•	Logo [ ] of the Company will be placed on the cover page.

PART II. Information concerning Tender Offer

Not applicable.

PART III. Reference Information

ITEM 1	Reference Documents

Please refer to the documents listed below for the Company’s profile, businesses and other matters provided for in Article 5 Section 1 (2) of the Financial Instruments and Exchange Act:

1. Annual Report and its attachments

The 37th annual report for the fiscal year ended March 31, 2009 submitted to Director-General of the Kanto Local Finance Bureau on June 23, 2009.

2. Quarterly Report or Semiannual Report

The first quarterly period of the 38th term for the three months ended June 30, 2009 submitted to Director-General of Kanto Local Finance Bureau on August 7, 2009.

3. Quarterly Report or Semiannual Report

The second quarterly period of the 38th term for the three months ended September 30, 2009 submitted to Director-General of Kanto Local Finance Bureau on November 13, 2009.

4. Quarterly Report or Semiannual Report

The third quarterly period of the 38th term for the three months ended December 31, 2009 submitted to Director-General of Kanto Local Finance Bureau on February 12, 2010.

5. Amendment Report

Amendment Report (Amendment to the Quarterly Report as stated in 2 above) submitted to Director-General of Kanto Local Finance Bureau on August 18, 2009.

Section 2	Supplementary Information to Reference Documents

Since the date of filing of above Annual Report through the date of filing of this Registration Statement (March 5, 2010), changes and other matters subsequently occurred pertaining to the “PART I. CORPORATE INFORMATION, ITEM 2 Business Overview, 4 Risk Factors” are as follows. Changes are stated with              underlines.

“Risk Factors” below includes certain forward-looking statements that were made by the Company as of the date of fling of this Registration Statement (March 5, 2010). Also the forward-looking statements stated in above Annual Report has not been changed as of the date of filing of this Registration Statement (March 5, 2010), except for those described in the “Risk Factors” stated below, as well as those in the above Quarterly Reports.

Risks Factors

(Before changes)

(14) Factors Having Significant Impacts on the Management of the Company

Factors having significant impacts on the management of the Company in the current consolidated fiscal year include the posting of significant operating loss, ordinary loss, net loss, a decrease in capital ratio and drastic deterioration of cash position. Such situations would raise serious doubts concerning continuing operation of the Company.

Business environment surrounding the Group faced a major turning point in which the real estate market shrank at a stretch as a result of seriously diminished liquidity of investment property, following the drastic changes in the fundraising environment for the real estate market players caused by the global financial turmoil and credit crunch.

Under such radical transformation of the external environment, the Group faced pressure to continue its sales activities while struggling to maintain profitability as well as to stabilize the financial ground by recovering investment funds as soon as possible. Furthermore, we revaluated the currently held assets in light of the uncertain market. As a result, we recorded unrealized loss of ¥10,448 million in inventories under cost of sales, and impairment loss of ¥1,810 million under extraordinary losses for the fiscal year ended March 31, 2009. That resulted in operating loss of ¥8,751 million, ordinary loss of ¥9,787 million and net loss of ¥12,471 million for the same consolidated fiscal year.

While business cash flows generated from operating activities for the current consolidated fiscal year were positive ¥6,653 million, cash flows in the financing activities were negative ¥11,671 million, resulting in a decrease of ¥9,162 million in cash and cash equivalents compared with the previous consolidated fiscal year. As a result, cash and cash equivalents for the year ended March 31, 2009 were ¥3,733 million, posing a drastic fall. Under these circumstances, we are convinced that the top priority for the Group is fund raising. At present, the Group receives loans constantly from the major financial institutions as operating funds and project funds. However, in the event that any significant revisions should be made to the terms and conditions of such fund raising, or major changes should occur in the financial environment, there will be a possibility that such changes will affect the business performance and financial conditions of the Group. Furthermore, if the current situation of the real property prices continue at the bottom and the sign of recovery of the financial market remains unclear, there is a possibility that we must change significantly the business plan pertaining to some projects, which may result in difficulties in the repayment of loans relevant to such projects in accordance with the initial terms and conditions.

(After changes)

(14) Factors Having Significant Impacts on the Management of the Company

For the year ended March 31, 2009, on a consolidated basis, the operating loss was ¥8,751 million, the ordinary loss was ¥9,787 million and the net loss was ¥12,471 million, cash flow in the financing activities became negative ¥11,671 million, cash and cash equivalent were 3,733 million. Compared with previous fiscal year, the Company’s performance, financial situation and cash flow have drastically deteriorated. This resulted in a decrease in capital ratio and a drastic deterioration of financial situation and cash position of the Company, which raised serious doubts concerning continuing operation of the Company.

Under such circumstances, the Group aggressively promoted “Building Project” to resolve above situations, and cut interest-bearing liabilities by reducing inventories through accelerated sales of completed inventory properties based on the appropriate pricing reflecting the market conditions. Furthermore, we focused on financial stability by improving efficiency and profitability through restructure of the business strategies including promotion of resale business. Concurrently, we have reinforced our organizational impetus by defining clearly the roles, responsibilities and authority within the Company and the Group.

Furthermore, the Company has made efforts to reduce its selling, general and administrative expenses including appropriate allocation of human resources, office relocation, eliminating and consolidating business sites and reducing compensation for directors.

As a result, due to favorable changes of steadily growth of sales of the real properties in resale and renewal business, discount on sales price were restrained, and the reductions of selling, general and administrative expenses progressed faster than initially expected, the consolidated ordinary income has reached ¥1,804 million and the consolidated net income has reached ¥1,832 million for the nine months ended December 31, 2009. The Company has turned surplus. Due to this performance, the capital ratio rose to 14.2%, a recovery of 5.2 points compared with the year ended March 31, 2009, which substantially relieved the doubts concerning continuing operation of the Company.

However, as the business environment of the real estate industry remains uncertain, although the earnings will be further improved for the year ended March 31, 2010, the cash position has not recovered to a level for which we can rest in optimism. Therefore, the Company has not completely out of the doubts concerning its continuing operation. If the Subscription Rights have not been exercised, the terms and conditions of the financing for the operating funds and project funds obtaining from financial institutions have significantly changed, and there are material changes to the financial environment, the Group’s performance, financial situation and continuing operation will be significantly affected. Furthermore, if the price for the real estate remains at bottom and there is no signs of recovery for the financial markets, the business plan for some projects will be changed and the repayment under the initial terms for the loan of the projects will become difficult, and accordingly may affect the performance, financial situation and continuing operation of the Group.

Section 3	Place for General Inspection of Reference Documents

Takara Leben CO., LTD. Head Office

(2-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo)

Takara Leben CO., LTD, North Kanto Branch,

2-272 Sakuragicho, Omiya-ku, Saitama-shi, Saitama

Tokyo Stock Exchange, Inc.

(2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

PART IV. Information on Guarantor of the Company

Not applicable.

PART V. Special Information

Not applicable.